UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.

Filing for protection under Chapter 11 of the US Federal Bankruptcy Act by Global Crossing and certain affiliates and similar proceedings with the Supreme Court of Bermuda: Eventual possibility of credit losses

Tokyo, January 30, 2002 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that as a result of the filing by Global Crossing Ltd. (Global Crossing) and certain affiliates for protection under Chapter 11 of the US Federal Bankruptcy Act and similar proceedings with the Supreme Court of Bermuda, credits provided by its subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTB) to Global Crossing and certain of its affiliated companies eventually may not be repaid.

1. Outline of Global Crossing

(1) Company name:	Global Crossing Ltd.
(2) Address:	Wessex House, 45 Reid Street Hamilton HM12, Bermuda.
(3) Representative:	John J Legere.
(4) Capital:	9 million U.S. dollars.
(5) Business:	Construction/operation of fiber-optic communication networks.

2. Event and date of occurrence

On the 28th of January 2002 (U.S. Eastern Standard Time) Global Crossing and certain of its affiliated companies filed for protection under Chapter 11 of the US Federal Bankruptcy Act with the Bankruptcy Court for the Southern District of New York and has similarly filed with the Supreme Court of Bermuda.

3. Outstanding credit balances to Global Crossing and certain of its affiliated companies (Based on today's official mid-price US $/Yen rate of 133.50 as quoted by BTM and MTB)

BTM:	7,343 million yen.
MTB:	4,871 million yen.

4. Influence on MTFG's business forecast

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

* * *

Contact: Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3 -3240-8136.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura

Name: Atsushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

MTFG

Mitsubishi Tokyo Financial Group, Inc.

Corporate Administration Division

TEL: 81-3-3240-8111

FAX: 81-3-3240-8852

FAX TRANSMISSION

ADDRESSEE:	FAX NUMBER:
Mr. Atsumasa Tochisako, Chief Representative Washington, D.C. Representative Office The Bank of Tokyo-Mitsubishi, Ltd.	1-202-293-3416
Mr. Hideo Yamamoto, SVP & Group Head Planning Office for the Americas	1-212-782-6414
Mr. Robert Hand, Esq. General Counsel North American Legal & Public Affairs Office The Bank of Tokyo-Mitsubishi, Ltd.	1-212-782-6420

COPY TO:

Mr. Terence Ang Singapore Office, The Bank of New York	65-883-0338
Mr. Kainoshin Hara, Vice President Tokyo Office, The Bank of New York	03-3595-0737
Mr. Hiro Hayashi, Senior Vice President Office of the President, Union Bank of California	1-415-765-2560
Mr. Tom Pennignton, EVP Mr. Tohru Sasaki, Chief Manager New York Branch The Mitsubishi Trust and Banking Corporation	1-212-593-4691

DATE: January 30 2002

ORIGINATOR: Atsushi Inamura, Chief Manager

TOTAL PAGES: 5 pages (including this cover)

Please file the attached Form 6-K to the SEC, NYSE, The Bank of New York (New York) and Spear, Leeds & Kellogg. Pursuant to the usual procedure, please send us the confirmation of the filing.

Thank you for your cooperation in advance.

Best regards

MTFG

Mitsubishi Tokyo Financial Group, Inc.

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

January 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Form 6-K

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated January 30, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Atsushi Inamura

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton